September 11, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: IMA Tech Inc.
Registration Statement on Form S-1 Filed July 17, 2023
File No. 333-273283

Ladies and Gentlemen:

We are submitting this letter on behalf of IMA Tech Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated August 14, 2023 relating to the Company’s Registration Statement on Form S-1 (Registration No. 333-273283) filed with the Commission on July 17, 2023 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Registration Statement on Form S-1

Cover Page

1. You disclose that Liliia Havrykh, your sole officer and director, beneficially owns 100% of your outstanding common stock. Please disclose on the cover page that you are a "controlled company" and the identity and beneficial ownership percentage of your controlling shareholder.

Response:

In response to the Staff’s comment, the Company has disclosed the information.

As of the date of this filing, Liliia Havrykh, our sole officer and director, beneficially owns 100% of our outstanding shares of Common Stock…, page 4

2. We note your disclosure that "The Company specializes in developing digital avatars of consultants using a unique blend of Human Mind, Artificial Intelligence, and Database niche." Please revise to provide a more complete description of how your company intends to utilize artificial intelligence and database niche, and what those entail. As non-exclusive examples, explain whether you use or intend to use third-party services providers for your databases and artificial intelligence or if you have developed your own.

Response:

In response to the Staff’s comment, the Company has revised the information.

Through the utilization of AI-powered avatars…, page 9

Prospectus Summary, page 8

3. Please expand upon your discussion of your business plan in this section and describe more specifically your activities planned for the next twelve months. Discuss the steps you have taken to date to implement your business plan and describe the costs involved. Provide additional information regarding the development of customizable avatars and their use particularly with regard to “saving time and costs while providing a more immersive and personalized experience" and clarify the ways in which "avatars allow for remote customer service without sacrificing personal attention and human presence."

Response:

In response to the Staff’s comment, the Company has disclosed the information.

"As an "emerging growth company" under the JOBS Act . . .", page 10

4. Please revise to more fully describe the provisions of the JOBS Act and the specific eligibility criteria to maintain the status as an emerging growth company. Disclose whether the company has elected to take advantage of the extended transition provisions that Section 107 of the JOBS Act provides an emerging growth company, as provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. If you elect to use this extended transition provision, please disclose that as a result of this election your financial statements may not be comparable to companies that comply with public company effective dates.

Response:

The Company has disclosed the information.

Risk Factors, page 10

5. Since you are also a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.

Response:

The Company has disclosed the information.

As long as we continue to qualify as a smaller reporting company…, page 11

6. Please revise your disclosure to include a risk factor related to the risks posed by the self underwritten nature of your primary offering. The risk factor should explain that no underwriter has engaged in any due diligence activities and that an underwriter's due diligence obligations go to confirming the accuracy of the disclosure in the prospectus as well as providing input as to the offering price.

Response:

The Company has disclosed the information.

Our primary offering is being self-underwritten…, page 24

"Due to the limited time commitment of our sole officer and director...", page 11

7. We note your disclosure that Ms. Havrykh will devote limited time to the business. Please revise this risk factor to clarify whether Ms. Havrykh, your sole officer and director, has any specific conflicts of interest that may arise from other business activities.

Response:

In response to the Staff’s comment, the Company has disclosed the information.

It is possible that a conflict of interest with regard to her time may arise…, page 13

"There may be some concerns among potential clients regarding the accuracy and reliability of our digital avatars...", page 16

8. Your disclosure notes "potential clients may have concerns about the reliability and accuracy of digital avatars, especially when it comes to complex decision-making processes.” Please expand your discussion of the capabilities and processes of the digital avatars. More generally, describe the functionality of the digital avatars and the company's ability to produce them.

Response:

The Company has disclosed the information.

"Unauthorized use of our intellectual property. . .", page 19

9. Your disclosure notes that you "rely on a combination of intellectual property laws and contractual arrangements, including non-disclosure agreements and confidentiality agreements, which protect [y]our trademarks, domain names, and other similar intellectual property." Please revise here and elsewhere as appropriate to disclose relevant trademarks and domain names of the company as well as any intellectual property developed by the company.

Response:

The Company has revised the information. Please see the section Government Regulation.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

10. We note your disclosure that you disclaim any obligation to update or otherwise revise forward-looking statements. Please revise to clarify that your obligation to update is conditioned upon your obligations under the federal securities laws and awareness of material events or omissions that would require you to update your disclosure.

Response:

In response to the Staff’s comment, the Company has revised the information.

Liquidity and Capital Resources, page 33

11. You disclose that you anticipate receiving sufficient proceeds from investors through this offering to continue operations for at least the next twelve months. As this is a best efforts offering, with no minimum, please revise to remove disclosures indicating that you expect to receive sufficient funding from this offering or advise. Quantify the amount of cash you need to implement your plan of operations, the extent to which the $90,000 loan from the President is available to implement plan of operations if offering proceeds are not sufficient, and the number of months that your current cash on hand is expected to fund operations. Refer to Item 303(a) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has removed disclosures.

We have generated no revenue from our operations…, page 36

12. Please revise to describe the basis for your statement that the company is expected to begin to receive revenues from operations in the coming year, including any agreements with potential customers and product development activities to date.

Response:

In response to the Staff’s comment, the Company has addressed the issue.

As of July 26, 2023, the Company has established a client relationship with the intention of procuring the Company's services…, page 36

Directors, Executive Officers, Promoters and Control Persons, page 35

13. Please revise to provide all of the information required by Item 401(e) of Regulation S-K.

For example, revise to describe the business experience, principal occupations and employment of Ms. Havrykh during the past five years, including the dates and duration of employment. Additionally, revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a director. Finally, refrain from using vague promotional language in discussing the previous business experience.

Response:

In response to the Staff’s comment, the Company has revised the information.

Our Management, page 35

14. On page 35, your disclosure provides that Ms. Havrykh "will be devoting all her time needed for planning and organizing activities for IMA Tech” while your disclosure on page 37 provides that “Ms. Havrykh currently devotes restricted amount of time to our operations.” Please reconcile the number of hours per week that Ms. Havrykh will devote to the operations of the company for consistency throughout.

Response:

The Company has reconciled the information.

Description of Capital Stock, page 39

15. Your disclosure indicates that shares of the company's common stock "cannot be converted into any other kind of stock, except in extraordinary transactions, such as mergers and court approved bankruptcy reorganizations." However, the company's filed Corporate Bylaws provide that the corporation "is authorized to issue any class of shares or securities convertible into shares of any class." Please revise for clarity and consistency.

Response:

In response to the Staff’s comment, the Company has removed disclosures.

Plan of Distribution, page 41

16. Your disclosure indicates that your common stock is a penny stock. Therefore, you are not eligible to incorporate by reference. We note that you have indicated that some information may be "incorporated by reference in this Prospectus." Please revise your prospectus accordingly. Please see General Instruction VII.D.1(c) of Form S-1 for guidance.

Response:

The Company reviewed our disclosure statements and amended the information.

Consolidated Financial Statements

Note 5. Related Party Transactions, page F-6

17. We note your disclosure that shareholders or directors have not made a written commitment for continued support. Please revise to describe the loan agreement with the President disclosed on page 34, including the timing for receipt of the $90,000 pursuant to the Loan Agreement. In this regard, you disclose on page 34 that the loan will be provided on ‘as-needed’ basis; however, this is not apparent based on the Loan Agreement filed as Exhibit 10.1. Additionally, describe the conversion option, including how and when the conversion price will be determined and when the loan may be converted into shares of common stock of the company.

Response:

The loan agreement filed as Exhibit 10.1 to the initial Form S-1 was not the final version of the document therefore we have filed the final loan agreement with the Form S-1/A. In response to the Staff's comment, the Company has revised the disclosures to better clarify the terms of the Agreement.

General

18. It appears that you may be a shell company as defined in Rule 405 under the Securities Act of 1933. We note that you have no or nominal operations, assets consisting solely of cash and cash equivalents, nominal expenditures in furtherance of your business plan, and no revenues to date. We also note that significant steps remain to commence your business plan. Provide us with a detailed legal analysis explaining why you are not a shell company or otherwise disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the limitations on the ability of your security holders to resell their securities in reliance on Rule 144. Describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Response:

In response to the Staff’s comment, we do not believe that IMA Tech is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended. Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that IMA Tech can be classified as having “no or nominal operations, assets consisting solely of cash and cash equivalents, nominal expenditures in furtherance of your business plan, and no revenues to date”.

From inception, IMA Tech devoted a significant amount of time to the development of its business. As part of the planned business, IMA Tech developed a website (https://ima.gg) that continues to be updated. The Company remains resolute in the execution of its strategic business plan as described in Prospectus and plans to launch a full-featured website in December 2023.

As of April 30, 2023, the Company possesses $13,400 worth of Intangible Assets attributable to expenditures related to website development. Consequently, the Company's financial composition deviates from being categorized solely as consisting of any amount of cash and cash equivalents and nominal other assets.

On March 29, 2023 Liliia Havrykh has agreed to loan $90,000 US Dollars to the Company to fund business operations. The Loan Agreement is filed as an Exhibit 10.1.

On July 26, 2023, the Company entered into an Agreement of Intent, documented as Exhibit 10.2, delineating the terms between the Company and the Client for the provision of personalized customer service through digital avatars.

We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”.

Sincerely,

/s/ Liliia Havrykh